# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Roivant Sciences Ltd., CIK 0001635088
CUSIP: G76279101
Title of class of securities: Common Shares
Address of issuer's principal executive offices: CLARENDON HOUSE, 2 CHURCH STREET, HAMILTON HM11, Bermuda (D0), HM11
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001635075

## Reporting persons
- Ramaswamy Vivek: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 69,598,665; shared voting power 13,357,857; sole dispositive power 69,598,665; shared dispositive power 13,357,857; aggregate amount beneficially owned 82,956,522 (11.63% of the class)
  Comment: All calculations of percentage ownership herein are based on an aggregate of 713,549,458 common shares issued and outstanding as of February 6, 2025 based on (i) 713,549,458 common shares issued and outstanding as of February 6, 2025, as disclosed by the Issuer in its Form 10-Q for the quarterly period ended December 31, 2024, as filed with the Securities and Exchange Commission on February 10, 2025, (ii) 29,525,095 common shares underlying Options held by Mr. Ramaswamy that are subject to vesting and settlement within 60 days of December 31, 2024, and are deemed outstanding pursuant to SEC Rule 13-3(d)(1)(i), and (iii) 13,357,857 common shares held by Mr. Ramaswamy's spouse, received via intrafamily transfer for estate planning purposes, as reported on a Form 4 filed 1/27/2025. Filer made a disposition of shares after the close of the reporting period, as reported on a Form 4 filed May 8, 2025.

## Item 1. Issuer
Name of issuer: Roivant Sciences Ltd.
Address of issuer's principal executive offices: CLARENDON HOUSE, 2 CHURCH STREET, HAMILTON HM11, BERMUDA, HM11

## Item 2. Person Filing
Name of person filing: This Amendment to Schedule 13G (the "Amendment") is being filed by Vivek Ramaswamy (the "Reporting Person")
Address of principal business office or, if none, residence: c/o Steve Roberts, Lex Politica PLLC, 853 New Jersey Ave., Ste 200-231, Washington, DC 200003
Citizenship: See row 4 of the cover page to this Amendment.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 82,956,522 common shares, consisting of (i) 40,073,570 RSAs covering common shares, (ii) 29,525,095 common shares underlying Options, and (iii) 13,357,857 common shares held by spouse.
Percent of class: 11.63%
Sole power to vote or to direct the vote: 69,598,665 common shares consisting of (i) 40,073,570 RSAs covering common shares, and (ii) 29,525,095 common shares underlying Options held by Mr. Ramaswamy that are subject to vesting and settlement within 60 days of December 31, 2024, and are deemed outstanding pursuant to SEC Rule 13-3(d)(1)(i). Filer made a disposition of shares after the close of the reporting period, as reported on a Form 4 filed May 8, 2025.
Shared power to vote or to direct the vote: 13,357,857 common shares held by Mr. Ramaswamy's spouse, received via intrafamily transfer for estate planning purposes, as reported on a Form 4 filed 1/27/2025
Sole power to dispose or to direct the disposition: 69,598,665 common shares consisting of (i) 40,073,570 RSAs covering common shares, and (ii) 29,525,095 common shares underlying Options held by Mr. Ramaswamy that are subject to vesting and settlement within 60 days of December 31, 2024, and are deemed outstanding pursuant to SEC Rule 13-3(d)(1)(i). Filer made a disposition of shares after the close of the reporting period, as reported on a Form 4 filed May 8, 2025.
Shared power to dispose or to direct the disposition: 13,357,857 common shares held by Mr. Ramaswamy's spouse, received via intrafamily transfer for estate planning purposes, as reported on a Form 4 filed 1/27/2025

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Ramaswamy Vivek: /s/ Stephen Roberts, as Attorney-in-Fact for Vivek Ramaswamy, Vivek Ramaswamy (05/15/2025)